VIA EDGAR TRANSMISSION

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

Re:	Lazard Ltd —
Registration Statement on Form S-1 (No. 333-121407) relating to the initial public offering of shares of Lazard Ltd Class A common stock

Dear Mr. Webb:

On behalf of Lazard Ltd, a Bermuda corporation (the “Company”), submitted for filing under the Securities Act of 1933, as amended, is Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed initial public offering of shares of the Company’s Class A common stock, par value $0.01 per share.

Please note that the filing fee for the Registration Statement was previously paid upon the initial filing of the Registration Statement.

Securities and Exchange Commission

March 21, 2005

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1340, or Benjamin D. Fackler, Esq. at (212) 403-1395, both of this office, as counsel to the Company.

Very truly yours,

/s/ Kevin M. Costantino

Kevin M. Costantino, Esq.

cc: Scott D. Hoffman, Esq. (Lazard Ltd)